P&F Industries, Inc.
445 Broadhollow Road
Melville, New York  11747

April 8, 2011

Mr. Kevin L. Vaughn, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	P&F Industries, Inc.
Item 4.02 Form 8-K
Filed March 29, 2011
File No. 1-5332

Dear Mr. Vaughn;

This letter is submitted on behalf of P&F Industries, Inc. ( the “Company”) in response to the comments that you provided on behalf of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated March 31, 2011 to Joseph Molino, Jr., Chief Financial Officer of the Company.  For your convenience, your comments have been reproduced in italics below, immediately preceding the responses.

1.
We note that you intend to file restated financial statements for the previously issued Forms 10Q for the quarterly periods ended June 30, 2010 and September 30, 2010.  However, you have not indicated when you intend to do so.  Please tell us when you intend to file restated financial statements.  We may have further comment after you file the restated financial statements.

The Company intends to file restated financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010 on Forms 10-Q/A (the “Amended Quarterly Reports”) no later than May 16, 2011.

2.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your previous disclosures regarding internal controls over financial reporting and disclosure controls and procedures as of the end of the periods covered by your Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010. Additionally, tell us what effect the error had on your evaluation of disclosure controls and procedures as of the year ended December 31, 2010.

The Company confirms that the certifying officers are considering the effect of the error disclosed in Item 4.02 of the above-referenced Form 8-K on the adequacy of the Company’s previous disclosures regarding disclosure controls and procedures as of June 30, 2010 and September 30, 2010. Further, the Company intends to describe the effects of such error, if any, on its disclosure controls and procedures in the Amended Quarterly Reports.  The Company also confirms that it has considered the effect of such error on its internal controls over financial reporting and does not anticipate that there will be any changes in disclosure regarding internal controls over financial reporting in the Amended Quarterly Reports.  Additionally, as reflected in Item 9A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“Item 9A”), the certifying officers concluded that such error did not result in a lack of effectiveness of the Company’s disclosure controls and procedures as of the year ended December 31, 2010; however, the certifying officers did conclude that the Company’s disclosure controls and procedures were not effective due to unrelated circumstances, as disclosed in Item 9A.

Pursuant to your request, the Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in all of its filings to the Commission; that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (631) 773-4210 if you have any questions you wish to discuss concerning this letter.

Sincerely yours,

/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr.
Vice President and Chief Financial Officer